Exhibit 99.1
Satyam’s Revenue grows 35%, Net
Profit grows 43%
Hyderabad, India, April 20, 2007: Satyam declared its results for the fourth quarter and fiscal year ended 2007, today. Revenue for the year grew by 35%, while profits grew by 43% over fiscal 2006. The other highlights of the performance are as follows:
Business Outlook
1.	For fiscal 2008, under US GAAP, revenue is expected to be between US$1.87 bn and US$1.9 bn, implying a growth rate of 28.0% to 30.0% over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be between US$1.16 and US$1.18, implying a growth rate of 27% — 29% over fiscal 2007.

2.	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 20.0% and 22.0% [in US$ terms 28% — 30%]. EPS for the full year is expected to be between Rs. 25.32 and Rs. 25.73; a growth of 18.0% — 20.0%.
Consolidated Indian GAAP Highlights
          The highlights of the results under Indian GAAP Consolidated basis are:
          Q4 FY07
1.	Revenue was Rs.1,779 crore; a YoY increase of 35.4% and a sequential increase of 7.1%.

2.	Total income was Rs. 1,850 crore; a YoY increase of 37.8% and a sequential increase of 10.7%.

3.	Net Profit after Tax was Rs. 394 crore; a YoY increase of 38.3% and a sequential increase of 16.7%.

4.	EPS was Rs. 5.98; a YoY increase of 36.0% and a sequential increase of 16.2%.

5.	EBITDA margin for the quarter was 23.1%.
          FY 2007
1.	Revenue was Rs. 6,485 crore; a growth of 35.3% over fiscal 2006.

2.	Total income was Rs. 6,668 crore; a growth of 35.8% over fiscal 2006.

3.	Net Profit after Tax was Rs. 1,405 crore; a growth of 43.1% over fiscal 2006.

4.	EPS at 21.45 grew by 40.6% over FY 2006.

5.	EBITDA for the year was 23.7%; a drop of about 60 bps over fiscal 2006.
          Others
1.	The parent company ended the quarter with 35,670 associates, an addition of 1,265 associates including 600 trainees for Q4 07. The number of associates including those of subsidiaries and joint ventures stood at 39,552.

2.	Attrition on a trailing twelve months basis fell to 15.7% from 17.6% in Q3. Annualized quarterly attrition stood at 13.21% compared to 21.9% at the beginning of FY 2007.

3.	35 new customers added in Q4 including 5 Fortune Global 500 and US 500 companies.
Nipuna
For fiscal 2007, Nipuna recorded revenue of US$38.3 mn, a growth of 91% over fiscal 2006 and was EBITDA positive for the year. The revenue guidance for fiscal 2008 is US$61 mn, a growth of 60% over the previous year. As of March 31, 2007, Nipuna had 2,916 associates and an infrastructure to accommodate around 5,000 associates.
“The strong performance in FY 07 is a culmination of strategic initiatives taken by the company on several fronts notably in the areas of relationship management, deepening of competencies and associate delight,” said B. Ramalinga Raju, founder & chairman, Satyam. He also added “We continue to win the confidence of our prominent customers resulting in opportunities of significant size and criticality. Our recent win of a US$200 mn deal from Applied Materials in Q4 based on a managed services model is illustrative of this trend. This has been complemented by our successful execution capabilities resulting in higher growth of such accounts.”
“Offshore billing rates were up by 0.7% and onsite rates increased by 0.6% in this quarter. Based on the contract renegotiations that we had in the last year and the rates at which new customers are coming in we are confident that the positive momentum seen in the billing rates in Q4 will continue in FY 08 also” said Srinivas Vadlamani, chief financial officer, Satyam.

Awards & Recognition
Forrester Research, an independent technology and market research company, in its Forrester Wave analysis of 13 leading Applications Outsourcing (AO) Providers, across 50 criteria, in the North American market, said:
“Satyam is a leading North American Applications Outsourcing Provider. Satyam’s solution strategy is strong, particularly in its vision for next generation architectures.”
•	William Martorelli ,The Forrester Wave™ North American Applications Outsourcing, Q1 2007, March 26, 2007
“Satyam has the largest overall ERP practice and the heaviest commercial focus on packaged enterprise software.”
•	Dana Stiffler, Research Director, AMR Research, “Indian Service Provider’s ERP Practice Grow up”, January 26, 2007
Training Magazine placed Satyam at No.15 in the Top 125 companies for learning, making Satyam the first ever company in Asia to feature in the rankings.
Satyam bagged top honors in two categories in global IR awards. Satyam was ranked “number one in India and among top 5 in the Asia / Pacific region” in the financial disclosure procedures category in the Global IR rankings, instituted by MZ Consult. In the corporate governance category, Satyam was ranked “number one in the Asia / Pacific region”. The ranking system is based on extensive research by several respected companies and investors, and includes input from audit, corporate governance, and legal experts, such as KPMG Independent Auditors, Linklaters and JP Morgan.
Satyam has been accorded the No. 2 position in the Hewitt ‘Best Employers in India’ survey.
Satyam is also featured amongst the Top 12 in the Hewitt ‘Best Employers in Asia’ survey, making it the only IT services company from India in the Top 20 rankings.
New Appointments in Board of Directors
•	Mr. T. R. Prasad, ex-Cabinet Secretary, Government of India and Member of the 12th Finance Commission, and Dr. V. S. Raju, presently Chairman of the Naval Research Board, Defense Research and Development Organization, Government of India and

Director, Bharti Airtel Limited, will join Satyam’s Board as Additional Directors with immediate effect.
About Satyam
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing market. Nearly 40,000* highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 558* global companies, of which 163* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 55 countries, across six continents.

*	Figures as per quarter ended March 31, 2007
For more information visit: www.satyam.com
Satyam Contacts
For further information, contact: corporate_communications@satyam.com

India	Rajesh, rajesh@perfectrelations.com, +91 40 55316861, +91 98490 42184

US	Ivette Almeida, ialmeida@hfgcg.com 1-646-284-9455 | +1-201-232-0128

Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149

Asia- Pacific	Reshma Wad Jain, reshma@wer1.net, +65 6737 4844, +65 98140507 or Amber Dale, a.dale@polaris-me.com, Jiang Ying, Jiang_Ying@satyam.com, +86 21 5080 7600 extn 4015, +86 13816686084
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6 — K concerning the quarter ended December 31, 2006, furnished to the United States Securities Exchange Commission on January 26, 2007 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.

Satyam’s Revenue grows 35%, Net Profit grows 43%
Hyderabad, India, April 20, 2007: Satyam declared its results for the fourth quarter and fiscal year ended 2007, today. Revenue for the year grew by 35%, while profits grew by 43% over fiscal 2006. The other highlights of the performance are as follows:
Business Outlook
1.	For fiscal 2008, under US GAAP, revenue is expected to be between US$1.87 bn and US$1.9 bn, implying a growth rate of 28.0% to 30.0% over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be between US$1.16 and US$1.18, implying a growth rate of 27% — 29% over fiscal 2007.

2.	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 20.0% and 22.0% [in US $ terms 28% — 30%]. EPS for the full year is expected to be between Rs. 25.32 and Rs. 25.73; a growth of 18.0% — 20.0%.
US GAAP Highlights
The highlights of the results under US GAAP are:
     Q4 FY07
1.	Software services revenue was US$411 mn; up 36.7 % YoY and 9.5% sequentially.

2.	Net Income was $86 mn; YoY increase of 38.6% and a sequential increase of 21.4%.

3.	Basic earning per ADS for the quarter was US$0.26; increase of 36.0% YoY and up 20.8% sequentially.

4.	Operating margins (EBIT) was 19.7%.
     FY 2007
1.	Revenue was US$1.46 bn; a growth of 33.3%.

2.	Net Income was US$298 mn; a growth of 39.8%.

3.	Basic earning per ADS for fiscal 2007 was US$0.91; an increase of 37.4% over fiscal 2006.

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4.	Operating margins (EBIT) for the year ended at 19.95% compared to 20.04% for fiscal 2006.
     Others
1.	The parent company ended the quarter with 35,670 associates, an addition of 1,265 associates including 600 trainees for Q4 07. The number of associates including those of subsidiaries and joint ventures stood at 39,552.

2.	Attrition on a trailing twelve months basis fell to 15.7% from 17.6% in Q3. Annualized quarterly attrition stood at 13.21% compared to 21.9% at the beginning of FY 2007.

3.	35 new customers were added in Q4 including 5 Fortune Global 500 and US 500 companies.
Nipuna
For fiscal 2007, Nipuna recorded revenue of US$38.3 mn, a growth of 91% over fiscal 2006 and was EBITDA positive for the year. The revenue guidance for fiscal 2008 is US$61 mn, a growth of 60% over the previous year. As of March 31, 2007, Nipuna had 2,916 associates and an infrastructure to accommodate around 5,000 associates.
“The strong performance in FY 07 is a culmination of strategic initiatives taken by the company on several fronts notably in the areas of relationship management, deepening of competencies and associate delight,” said B. Ramalinga Raju, founder & chairman, Satyam. He also added “We continue to win the confidence of our prominent customers resulting in opportunities of significant size and criticality. Our recent win of a US$200 mn deal from Applied Materials in Q4 based on a managed services model is illustrative of this trend. This has been complemented by our successful execution capabilities resulting in higher growth of such accounts.”
“Offshore billing rates were up by 0.7% and onsite rates increased by 0.6% in this quarter. Based on the contract renegotiations that we had in the last year and the rates at which new customers are coming in we are confident that the positive momentum seen in the billing rates in Q4 will continue in FY 08 also” said Srinivas Vadlamani, chief financial officer, Satyam.
Awards & Recognition
Forrester Research, an independent technology and market research company, in its Forrester Wave analysis of 13 leading Applications Outsourcing (AO) Providers, across 50 criteria, in the North American market, said:

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“Satyam is a leading North American Applications Outsourcing Provider. Satyam’s solution strategy is strong, particularly in its vision for next generation architectures.”
•	William Martorelli ,The Forrester Wave™ North American Applications Outsourcing, Q1 2007, March 26, 2007
“Satyam has the largest overall ERP practice and the heaviest commercial focus on packaged enterprise software.”
•	Dana Stiffler, Research Director, AMR Research, “Indian Service Provider’s ERP Practice Grow up”, January 26, 2007
Training Magazine placed Satyam at No.15 in the Top 125 companies for learning, making Satyam the first ever company in Asia to feature in the rankings.
Satyam bagged top honors in two categories in global IR awards. Satyam was ranked “number one in India and among top 5 in the Asia / Pacific region” in the financial disclosure procedures category in the Global IR rankings, instituted by MZ Consult. In the corporate governance category, Satyam was ranked “number one in the Asia / Pacific region”. The ranking system is based on extensive research by several respected companies and investors, and includes input from audit, corporate governance, and legal experts, such as KPMG Independent Auditors, Linklaters and JP Morgan.
Satyam has been accorded the No. 2 position in the Hewitt ‘Best Employers in India’ survey.
Satyam is also featured amongst the Top 12 in the Hewitt ‘Best Employers in Asia’ survey, making it the only IT services company from India in the Top 20 rankings.
New Appointments in Board of Directors
•	Mr. T. R. Prasad, ex-Cabinet Secretary, Government of India and Member of the 12th Finance Commission, and Dr. V. S. Raju, presently Chairman of the Naval Research Board, Defense Research and Development Organization, Government of India and Director, Bharti Airtel Limited, will join Satyam’s Board as Additional Directors with immediate effect.

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About Satyam
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing market. Nearly 40,000* highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 558* global companies, of which 163* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 55 countries, across six continents.

*	Figures as per quarter ended March 31, 2007
For more information visit: www.satyam.com
Satyam Contacts
For further information, contact: corporate_communications@satyam.com

India	Rajesh, rajesh@perfectrelations.com, +91 40 55316861, +91 98490 42184

US	Ivette Almeida, ialmeida@hfgcg.com 1-646-284-9455 | +1-201-232-0128

Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149

Asia— Pacific	Reshma Wad Jain, reshma@wer1.net, +65 6737 4844, +65 98140507 or Amber Dale, a.dale@polaris-me.com, Jiang Ying, Jiang_Ying@satyam.com, +86 21 5080 7600 extn 4015, +86 13816686084
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6 — K concerning the quarter ended December 31, 2006, furnished to the United States Securities Exchange Commission on January 26, 2007 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.

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